Exhibit 4.5

FOURTH AMENDMENT TO

ORAGENICS, INC.

AMENDED AND RESTATED 2002 STOCK OPTION AND INCENTIVE PLAN

Pursuant to the authority reserved to the Board of Directors in Section 10.1 of Oragenics, Inc. Amended and Restated 2002 Stock Option and Incentive Plan (the “Plan”), the Company hereby amends the Plan, to permit the Compensation Committee to approve longer post-termination exercise periods for stock options not intended to qualify as Incentive Stock Options.

1. Section 6 of the Plan is amended by revising Section 6.9 to read as follows, effective for periods beginning on and after October 7, 2011:

6.9 Termination of Employment or Service. The Committee shall have the power to specify, with respect to the Options granted to a particular Optionee, the effect upon such Optionee’s right to exercise an Option of termination of such Optionee’s employment or service under various circumstances, which effect may include immediate or deferred termination of such Optionee’s rights under an Option, or acceleration of the date at which an Option may be exercised in full; provided, that in no event may an Option be exercised after the expiration of ten years from the date of its grant. Further, if an Optionee’s Stock Option Agreement so provides, an Option intended to qualify as an Incentive Stock Option may be exercised more than ninety (90) days following termination of such Optionee’s employment with the Company, but the Option would need to be exercised before the end of this 90 days period in order to be treated as an Incentive Stock Option for federal tax purposes, unless termination is due to Optionee’s death, in which case an Option may be exercised within one year following such termination.”